CBRE, Inc. Gil Borok Chief Financial Officer	11150 Santa Monica Boulevard Suite 1600 Los Angeles, CA 90025 310 405 8909 T 310 405 8950 F gil.borok@cbre.com www.cbre.com

June 14, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Jennifer Monick, Senior Staff Accountant

RE:	CBRE Group, Inc.
File No. 1-32205
Form 10-K for the year ended December 31, 2012

Dear Ms. Monick:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) of CBRE Group, Inc. (the “Company”) in a letter dated May 31, 2013. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 64

1.	With respect to your co-investments, please tell us whether the company has provided any guarantees to these funds, has provided voluntary assistance to these funds or expects to provide any additional financial support to these funds on a voluntary basis.

Company Response

The Company has not provided any guarantees or voluntary assistance to these funds, nor does it expect to provide any additional financial support to these funds on a voluntary basis in the future.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Exchange Rates, page 66

2.	We note that your Global Investment Management business has a significant amount of Euro-denominated assets under management and associated revenues and earnings, as well as 40% of your business is transacted in foreign currencies. For each currency for which you have significant exposure, please tell us what consideration you gave to providing a sensitivity analysis that expresses the potential loss in future earnings resulting from hypothetical changes in foreign currency exchange rates.

Company Response

The Company respectfully advises the Staff that it has not provided sensitivity analysis expressing the potential loss in future earnings resulting from hypothetical changes in foreign currency exchange rates as it does not feel any currency, other than U.S. dollars, is particularly significant to its results of operations. For the years ended December 31, 2012, 2011 and 2010, approximately 60% of the Company’s business was transacted in U.S. dollars, 9% was transacted in Euros, 8% was transacted in British pounds sterling and all other remaining foreign currencies were individually 5% or less. In addition, foreign currency translation has not historically had a material impact on the Company’s consolidated results, as foreign currency translation impacts on total revenue have largely been offset by foreign currency translation on total costs and expenses. For example, during the year ended December 31, 2012, foreign currency translation had a $108.2 million negative impact on our total revenue and a $97.9 million positive impact on our total cost of services and operating, administrative and other expenses. Based on these facts, the Company respectfully submits to the Staff that it does not feel any additional disclosure is currently warranted.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Warehouse Receivables, page 85

3.	Please tell us how you account for the sale of loans. Your response should include, but not be limited to, the consideration of the loss sharing arrangements. Please refer to paragraph 46 of ASC 860-10-55.

Company Response

The Company accounts for the sale of loans in accordance with the guidance in ASC Topic 860-50, Transfers and Servicing – Servicing Assets and Liabilities. Each loan is analyzed to determine if the conditions in ASC 860-10-40-5 are met. If the conditions are met, premiums due on the sale and the recording of mortgage servicing rights at fair value result in gains, partly offset by the recording of a loss share provision at fair value for the Company’s obligation to share in up to one-third of any loan losses on the loans sold to Fannie Mae under the Delegated Underwriting and Servicing Program in accordance with paragraph 46(a) of ASC 860-10-55. Transfers consist of an entire financial asset or a group of entire financial assets. If the conditions are not met, the transfer of the receivables with recourse are accounted for as a secured borrowing.

16. Income Taxes, page 127

4.	Given that you identified $191 million of earnings to repatriate in 2012 and 2013, please tell us how you have determined that as of December 31, 2012, your remaining $1.1 billion of undistributed earnings of subsidiaries located outside the United States continues to be permanently reinvested. Your response should address the reason you have decided to repatriate $191 million in earnings. Further, please tell us what evidence you considered in your determination that your foreign subsidiaries have reinvested and will continue to reinvest the remaining undistributed earnings indefinitely. Refer to ASC Topic 740-30-25.

Company Response

In accordance with ASC Topic 740-30-25-19, the Company continuously reviews its position on undistributed earnings from foreign subsidiaries to ensure the evidence supports indefinite reinvestment outside the United States (U.S.) of such earnings. The Company’s policy has generally been to indefinitely reinvest the earnings of its foreign subsidiaries offshore, with the exception of certain limited situations where earnings could be repatriated in a tax-free or tax efficient manner.

During 2012, it was determined that a limited amount of foreign earnings could be repatriated in a tax efficient manner. Specifically, the Company could generate a limited capacity to utilize foreign tax credits in the U.S., thereby creating a cost-effective way to repatriate a certain amount of foreign earnings. Company management undertook specific, isolated planning activities, which resulted in a distribution of $57.5 million originating from one of its foreign subsidiaries in the fourth quarter of 2012. As a continuation of these activities, the Company is planning the distribution of an additional $133.5 million of foreign earnings to the U.S. during 2013, which was accounted for in 2012. With respect to the historical earnings, the Company had determined as of December 31, 2011, that those amounts would be indefinitely reinvested outside the U.S. This determination was revised during 2012 as a result of certain restructuring and planning activities undertaken. The change in the Company’s position with regard to only a portion of the historical earnings (rather than the entirety of historical earnings) reflects the fact that entities with earnings which have not been, and are not planned to be remitted, have already reinvested those earnings and/or have business requirements that constrain their ability to pay dividends.

As of December 31, 2012, the Company determined that its remaining $1.1 billion of undistributed earnings of foreign subsidiaries continues to be indefinitely reinvested. In making this determination, the following attributes were considered: (a) the expected future financial needs of the foreign subsidiaries, including working capital, debt service and capital expenditures as well as additional investment to support international growth and expansion, which is expected to continue in the future, (b) the parent company does not require additional cash from its foreign subsidiaries to fund its U.S. operations and (c) the Company has not historically remitted earnings from the relevant foreign subsidiaries and future plans do not indicate that earnings need to be remitted. A significant portion of the cash associated with these undistributed earnings has already been invested in the Company’s foreign subsidiaries in the form of long-term assets, particularly for foreign acquisitions.

The Company’s primary use of cash is to service long-term debt, fund working capital requirements and capital expenditures necessitated by growth, fund acquisitions, and potentially fund share repurchases. The Company anticipates that cash flows from U.S. operations, combined with existing cash balances, amounts available from the Company’s financing facility, and the planned 2013 distribution of foreign earnings will provide adequate cash to meet the Company’s anticipated U.S. funding needs. As such, there is no foreseeable reason to repatriate any additional undistributed earnings to address these needs.

As of December 31, 2012, the Company’s outstanding cash and cash equivalent balances in the U.S. and offshore were as follows (stated in thousands):

	U.S.	Non-U.S.	Total
Cash & Cash Equivalents	$825,927	$263,370	$1,089,297

These balances serve to illustrate the following points:

•	The U.S. continues to maintain a significant cash balance, which reduces the need to bring cash from foreign subsidiaries to the U.S.

•	The total cash balance maintained by foreign subsidiaries is substantially less than their unremitted earnings, which provides evidence of the local reinvestment of those earnings in long-term assets.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8909.

Sincerely,

/s/ Gil Borok
Gil Borok
Chief Financial Officer